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joshgreenbaum (LinkedIn)

Top Skills

Business Strategy
Strategy
Finance

Josh Greenbaum

Business Strategist + Advisory CFO | Author of Numbers Scare Me
Denver, Colorado, United States

Summary

Josh Greenbaum is an author, speaker, and advisor to small business owners. His concept of rolling budgets has been adopted by entrepreneurs and organizations across the U.S. who want their personal definition of success, impact, and freedom to drive their profit. He's known for his ability to make finances accessible, changing how people think and feel about budgeting, strategic planning, and the financial side of business.

Josh's book: 'Numbers Scare Me & Other Excuses: A business owner's guide to lead like a CFO' educates business owners on how to take financial control and lead with confidence and purpose.

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Experience

CFO Minded
Founder & Advisory CFO
2009 - Present (15 years)
Greater Los Angeles Area

CFO Minded helps small businesses achieve market dominance while staying true to their mission. Rather than piecing together solutions for growth, CFO Minded provides comprehensive financial management, allowing CEOs to lead with confidence.

Clients have included: Family Style Inc., KWSM Digital, Thriving Learners, To The Moon Social, Safire Partners, Medium Rare, Dyrdek Enterprises, SnowGlobe Music Festival, BioBeats, Van Leeuwen Ice Cream, and Yeastie Boys Bagels.

Secured $5M+ seed round funding over 10 years and currently managing $30M in e-commerce, digital agency, and education business revenue.

Notable client wins include:

+ Implemented financial infrastructure that resulted in 300% revenue growth in one year for service-based business.
+ Led 7-figure private equity financing resulting in successful exit.
+ Overhauled corporate entity structure, software systems (accounting, payroll, and point of sale), and accounting processes allowing company to rapidly scale, earning $9M gross revenue in one year.
+ Re-engineered compensation plan to align with business operations, resulting in cash flow negative to cash flow positive in 6 months.

Spiraldot Ventures
Advisor
August 2023 - Present (1 year 4 months)

Truce Media
Advisor
January 2024 - Present (11 months)
Denver, Colorado, United States

Blind Barrels
Chief Financial Officer
January 2021 - Present (3 years 11 months)
Westlake Village, California, United States

"A fun and creative way to explore craft distilleries that may otherwise go unnoticed"

Every quarter Blind Barrels subscribers will be treated to 4 unique and hard-to-find 50 ml samples of American whiskey. Each experience includes a tasting led by our "spirits guide" to complement their tasting experience, learning about the nuances of each whiskey (color, aroma, taste, etc.) both educating novices and enhancing the knowledge of connoisseurs. Once the subscriber is ready, each of the spirits and their details are revealed (heat level, mash bill, etc.) as well as the backstory of each distillery.

blindbarrels.com

Family Style Inc.
Director of Finance
May 2018 - July 2020 (2 years 3 months)
Greater Los Angeles Area

Provided financial oversight and entity restructuring as the restaurant group scaled from 7-20 locations. Implemented a financial management dashboard, establishing an accounting system, and instituted a new payroll structure, resulting in:

+ $8M in debt/equity financing,

+ 10% reduction in labor costs, and

+ $10M in revenue since inception.

TGG Accounting
Senior Financial Controller
2017 - 2018 (1 year)
Greater Los Angeles Area

Managed outsourced accounting and business advisory services in excess of $2M revenue annually, including special initiatives such as:

+ Software implementation that created improved accounting efficiencies;

+ Chart of accounts reviews resulting in improved P&L functionality, cash flow, and debt reduction; and

+ Moving financial statements from cash to accrual basis, giving a more accurate representation of the business's operations.

Deckstar Artist Management
Senior Financial Consultant
2015 - 2017 (2 years)
Greater Los Angeles Area

Collaborating directly with President, oversaw financial operations, directed corporate accounting, and managed HR processes, resulting in:

+ Elimination of $250k operating loss within one year,

+ Due diligence that facilitated 8-figure, high-profile merger, and

+ Development of compensation plan to 10x revenue over eight years.

PricewaterhouseCoopers
Auditor
2003 - 2006 (3 years)
Los Angeles & San Jose, CA

Joining the financial audit practice in the Silicon Valley and Los Angeles offices, I supported semiconductors, software, social media, venture capital, and film and television clients to:

+ Ensure financial accuracy and SEC regulations and

+ Roll-out Sarbanes–Oxley Act and internal operations testing.

Education

California Polytechnic State University-San Luis Obispo

Bachelor of Science - BS, Accounting and Business/Management